Mail Stop 4561

October 26, 2006

J. Clarke Gray
Senior Vice President and Chief Financial Officer
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Re: **BKF Capital Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-10024

Dear Mr. Gray:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Connell
Senior Accountant